Cecilia Blye Chief, Office of Global Security Risk Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549 United States
9 April 2013

Dear Ms. Blye,

Re:              Vodafone Group Public Limited Company
Form 20-F for the fiscal year ended March 31, 2012
Filed June 1, 2012
File No. 1-10086

We have received your comment letter of 26 February 2013 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”). Please note that we have reproduced the Staff’s comment, which appears in bold italics, and we have responded below.

General

1.                                   We are aware of a news article reporting that Vodafone Global Enterprise won a contract in March 2010 to provide Deutsch Post DHL with a fully-managed Multiprotocol Label Switching (MPLS) network covering several countries, including Iran, Sudan, and Syria. As you know, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about operations in Iran, Sudan, or Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements, during the last three fiscal years and the subsequent period. Your response should describe any products, equipment, software, technology, information, support, and services you have provided into Iran, Sudan, or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

To date, Vodafone has identified the following activities with Iran, Sudan and Syria (the “Specified Countries”) which have been carried out during the three fiscal years ended 31 March 2012 and the nine-month period ended 31 December 2012 (the “Subsequent Period”).

Except as specified below, Vodafone does not believe that it has provided any products, equipment, software, technology, information, support or services into the Specified Countries, directly or indirectly, or had any agreements, arrangements, or other contacts with the governments of the Specified Countries or entities they control, and Vodafone wishes to emphasise that it does not have any subsidiaries, other equity investments, assets, facilities or employees located in the Specified Countries, and has made no capital investment in the Specified Countries. In addition, to the best of its knowledge, no affiliate, subsidiary or employee of Vodafone that is a U.S. person was  involved in the activities described herein.

Contract between Vodafone Global Enterprise (“VGE”) and Deutsche Post DHL (“DHL”)

In 2010 VGE, a Vodafone division which serves multi-national corporate customers, announced that it had won a contract to provide DHL with a managed Multi Protocol Label Switching (“MPLS”) data network in a total of 67 countries across Eastern Europe, Africa and the Middle East, including the Specified Countries. MPLS is a mechanism in high-performance telecommunications networks which directs and carries data from one network node to the next.

VGE’s role in relation to the Iranian element of the contract (one DHL site in Iran) comprised covering the cost of telecommunications services in, and linking into, Iran, which had been contracted by DHL through regional operators.  In Syria, VGE arranged for telecommunications services to be provided to one DHL site.  In Sudan, VGE has arranged for telecommunications services to be provided to three DHL sites.  On 31 January 2013, Vodafone terminated all telecommunications commitments towards DHL in respect of Iran and Syria under this contract.

Provision of roaming, interconnect and other telecommunications services

Vodafone has, via certain of its non-U.S. subsidiaries, wholesale roaming and interconnect arrangements with mobile and fixed line operators in the Specified Countries. Roaming and interconnect arrangements are standard practice for global telecommunications companies and provide Vodafone’s customers with the ability to make and receive calls in or to over 190 countries, including the Specified Countries. Vodafone also provides telecommunications services to certain national embassies located within the Specified Countries and to certain of the Specified Countries’ national embassies located elsewhere in the world.

Vodafone has, or has had, roaming or interconnect arrangements with the following telecommunications operators in the Specified Countries, some of which it believes are or may be government controlled entities:

Iran: Gostaresh Ertebatat Taliya; Irancell Telecommunications Services Company; Mobile Telecommunication Company of Iran; Rafsanjan Industrial Complex (Coop); Rightel Communication Services Company; Telecommunication Company of Iran; and Telecommunication Kish Company.

Syria: Mobile Telephone Networks (Pty); Syrian Telecommunications Establishment; and Syriatel Mobile Telecom SA.

Sudan: Canar Telecom; MTN Sudan; Sudan Telecommunications Company; Sudanese Mobile Telephone Co. Ltd; and Sudatel Telecom Group.

As well as benefitting its customers, Vodafone’s roaming and interconnect arrangements with operators in the Specified Countries, and provision of its telecommunications services to national embassies located within, or belonging to, the Specified Countries, provide clear benefits for civil society, as well as for certain groups, such as diplomats, journalists and non-governmental organisations working in the Specified Countries. Without these services, lines of communication between the Specified Countries and the rest of the world would be reduced, and, consequently, the flow of information out of and into the Specified Countries would suffer. As such, Vodafone intends to continue supporting these services, subject to relevant legal restrictions and business considerations.

Intellectual Property

Vodafone, through one of its subsidiaries, also makes some insignificant payments to the Specified Countries in order to register certain domain names, register and renew certain trade marks, and protect its brand globally.

During the three fiscal years ended 31 March 2012 and the Subsequent Period, de minimis payments have been made to the IRNIC (the Domain Registry at the Institute for Studies in Theoretical Physics and Mathematics) and the State Organisation for Registration of Deeds and Properties in Iran, to the Sudan Internet Society and the Registrar General of Intellectual Property in Sudan, and to the National Agency for Network Services in Syria.

Vodafone intends to continue to make such payments as is necessary to maintain registration of these domain names and trade marks, and to protect its global brand.

EPEG project

On 27 July 2012, Vodafone acquired Cable & Wireless Worldwide Plc (“CWW”), which (through a subsidiary) is a member of a consortium made up of Telecommunication Infrastructure Company of Iran (an entity controlled by the government of Iran) (“TIC”), Rostelecom and Omantel that is building a high speed cable network from a landing point in Barka, Oman, to Frankfurt, Germany (the “EPEG Cable”). The EPEG Cable comprises a submarine cable system between Oman and Iran, interconnected to terrestrial cable systems transiting Iran, Azerbaijan, Russia, Ukraine, Hungary, Slovakia, Austria, and the Czech Republic, terminating in Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with CWW owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany.

The key driver for this system is the need in the global telecommunications market for a high capacity, low latency link from the Middle East and India, separate to existing cable routes through Egypt. All current submarine cable systems from the Middle East and India to Europe go through the Suez Canal, and any political or environmental instability affecting those cable systems could potentially cause major disruption, hence the need to create an alternative to this vitally important global telecommunications route.

As part of the project, up until March 2013 CWW acted as central billing party for the construction of the submarine cable system between Iran and Oman. CWW has agreed to act as the central billing party for the EPEG Cable, which will involve managing payments to and from third parties on behalf of all of the consortium members, including TIC. It is currently anticipated that CWW’s role as the central billing party in the project will be on-going. This project has not reached commercial launch yet.

Conclusion

For each of the three years ended 31 March 2012 and the Subsequent Period, the activities in the Specified Countries discussed herein contributed gross revenues of less than 0.02% of the Group’s total gross revenues in each period.

As a consequence of the de minimis impact the activities in the Specified Countries discussed herein have had on Vodafone’s IFRS consolidated financial statements for the periods under review, Vodafone does not believe that these activities are or were material to its business. Vodafone will, however, make relevant disclosure in respect of Iran in its Annual Report on Form 20-F for the fiscal year ending 31 March 2013 and on Form IRANNOTICE in compliance with the disclosure requirements imposed by the Iran Threat Reduction and Syria Human Rights Act of 2012.

In addition to the de minimis impact that the activities in the Specified Countries discussed herein have had on Vodafone’s IFRS consolidated financial statements, Vodafone has qualitatively evaluated the materiality of these activities and considered factors that a reasonable investor would deem important in making an investment decision, including the potential impact of these activities upon Vodafone’s reputation and share value. Vodafone does not believe that the incidental nature of these activities in the Specified Countries by some of Vodafone’s subsidiaries and associated undertakings rises to the level of activity or investment in the Specified Countries such that Vodafone’s investors would consider this to be material to Vodafone’s reputation and/or share value. This is because Vodafone does not believe that the nature of these activities implies any global security risk, and neither Vodafone, nor any of its subsidiaries or, to the best of its knowledge, associated undertakings, has any facilities, employees or physical presence in any of the Specified Countries. Vodafone will continue to monitor relevant legislation and regulations applicable to the Specified Countries.

* * *

The Group acknowledges that:

•                                       the Group is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                       the Group may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Rosemary E.S. Martin
Rosemary E.S. Martin
Group General Counsel and Company Secretary

cc:                                                  Larry Spirgel, Securities and Exchange Commission

Pradip Bhaumik, Securities and Exchange Commission

Michael Z. Bienenfeld, Linklaters LLP

Thomas B. Shropshire, Jr. Linklaters LLP

Paul Stephenson, Vodafone Group Plc

Helen Lamprell, Vodafone Group Plc